UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 001-35497
CUSIP Number 85513Q103

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR
For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________.
PART I
REGISTRANT INFORMATION

Full Name of Registrant:	Star Equity Holdings, Inc.

Address of Principal Executive Office (Street and number):	53 Forest Ave., Suite 101

City, State and Zip Code:	Old Greenwich, Connecticut 06870

12518618-2

PART II
RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
Star Equity Holdings, Inc. (the “Company,” “we” or "our") is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “Form 10-Q”) in a timely manner without unreasonable effort and expense due to a delay experienced by the Company in completing its financial statements and other disclosures in the Form 10-Q. As a result, the Company is still in the process of compiling required information to complete the Form 10-Q. The Company presently anticipates that it will file the Form 10-Q on or prior to the fifth calendar day following its original prescribed due date.

PART IV
OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notification

Richard K. Coleman, Jr.	(203) 489-9500
(Name)	(Area Code) (Telephone Number)
(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s anticipated significant changes in its results of operations based on its preliminary unaudited results of operations are as follows:

The Company’s total revenues decreased by $3,228,000, or 26.1%, from $12,346,000 for the three months ended March 31, 2023 to $9,118,000 for the three months ended March 31, 2024, primarily due to slower business activity at our Construction operating business.

The Company’s gross profits decreased by $2,692,000, or 63.1%, from $4,266,000 for the three months ended March 31, 2023 to $1,574,000 for the three months ended March 31, 2024, primarily due to lower revenues as discussed above.

The Company’s income (loss) from continuing operations decreased by $3,114,000, from $152,000 for the three months ended March 31, 2023 to $(2,962,000) for the three months ended March 31, 2024, due to slower business activity including, economic headwinds, higher interest rates, and project delays contributed to the slowdown which we believe is temporary.

The Company believes that its results contained herein are materially correct; however, because management’s review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024.

STAR EQUITY HOLDINGS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 15, 2024	By:	/s/ Richard K. Coleman, Jr.
Richard K. Coleman, Jr.
Chief Executive Officer